Exhibit 99.43

CONSENT OF F. MATHEYS

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Loncor Resources Inc. with the United States Securities and Exchange Commission in connection with (1) the technical information in the Registrant’s Management Discussion and Analysis for the period ended June 30, 2009 and (2) the technical information in the Registrant’s press release dated August 18, 2010, which include reference to the undersigned in connection with technical information relating to the properties described therein.

/s/ Fabrice G. Matheys

Name:  Fabrice G. Matheys, Aus. I.M.M.
Title:    General Manager, Loncor Resources Congo

Date: April 5, 2011